

CANFITE
BioPharma Ltd.

Can-Fite Presentation – May 2015

Forward Looking Statement

This presentation contains forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission (the "SEC"), press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the Tel-Aviv Stock Exchange.

Company Profile

- **Advanced clinical stage drug development company**
  - Phase II and Phase II/III clinical studies
- **Small molecule drugs**
  - Autoimmune Inflammatory diseases
  - Cancer
  - Sexual Dysfunction
- **Company Operations**
  - Headquarters and Discovery Labs – Petach-Tikva, Israel
  - Drug Development & Clinical Operations – Boston, USA
- **Regional out-licensing deals**
  - Canada: for rheumatoid arthritis and psoriasis
  - Korea: for rheumatoid arthritis
  - Japan: for rheumatoid arthritis and other inflammatory diseases

From Concept to Technology



Why Cancer Does Not Metastasize to Muscle?
?
Muscle
Small Molecules
Cancer or Inflammatory Cell
Apoptosis
(Cell Death)
A_3 Adenosine Receptor (A_3AR)

Platform Technology

- **Therapeutic Target**
  - A_3 adenosine receptor (A_3AR)
  - Highly expressed in inflammatory and cancer cells
- **Drug product**
  - Small molecules
  - Orally bioavailable drugs
- **Therapeutic Effect**
  - Anti-inflammatory and anti-cancer effects in Phase II studies; Excellent safety profile
- **A_3AR is utilized as Predictive Biomarker**
  - Used to predict patient's response to the drug


Inflammatory / Tumor Cells
Normal Cells
A3 Adenosine Receptor (A3AR)

Targeted therapy, specifically aimed at diseased cells

Drug Development Pipeline


Indication/Drug
Pre-clinical
Phase I
Phase II
Phase III
Inflammation
Psoriasis - CF101
Rheumatoid Arthritis - CF101
Oncology
Liver Cancer - CF102
Sexual Dysfunction
CF602

Corporate Partnership

Regional out-licensing deals

SEIKAGAKU CORPORATION [Traded on the Tokyo Stock Exchange (Ticker:4548)]

- Exclusive license to develop and commercialize CF101 in Japan
- Up to $20 M in upfront, milestone and annual payments ($7.5M received to date)
- Up to 12% royalties

KWANG DONG PHARMACEUTICAL CO., LTD. [Traded on South Korean Stock Exchange (Ticker: A009290)]

- Exclusive regional license to develop and commercialize CF101 for the treatment of rheumatoid arthritis in Korea
- Up to $1.5 M in upfront and milestone payments ($0.5M received to date)
- 7% royalties. Such payments are subject to development and marketing milestones

cipher PHARMACEUTICALS INC [Traded on Nasdaq (Ticker: CPHR); TSX: (Ticker: CPH]

- Exclusive regional license to distribute CF101 for the treatment of rheumatoid arthritis and moderate to severe psoriasis in Canada
- Up to CDN$3.65M in upfront and milestone payments (CDN$1.65M received to date)
- 16.5% royalties.

CF101 – Anti-Inflammatory Effect

Properties

- Highly Selective A_3AR Agonist
- Nucleoside derivative
- Molecular weight - 510.29
- Water insoluble
- Orally bioavailable
- Half life time in blood – 8-9 hours
- Is not metabolized in the body

(secreted unchanged)



Fishman et al. Drug Discovery Today 17:359-366. 2011.

Anti-Inflammatory Effect

Proof of concept in pre-clinical pharmacology studies:

- Rheumatoid Arthritis
- Osteoarthritis
- Inflammatory Bowel Disease
- Uveitis

Mechanism of Action


CF101
Wnt
NF-kB
Apoptosis

A_3 Adenosine Receptor (A_3AR)

Rheumatoid Arthritis - Positive Data from Phase II Study

Phase IIb study, Placebo controlled, 79 patients, enrolled based on the biomarker


All Patients
80%
60%
40%
20%
0%
ACR Response Rates
p=0.035
0
4
8
12
Treatment week
CF101
Placebo
ACR20
ACR50
ACR70


Patients with No Prior Systemic Therapy
80%
60%
40%
20%
0%
ACR Response Rates
CF101 (n=8)
Placebo (n=8)
ACR20
ACR50
ACR70

A phase III study design has been completed

CF101 - Psoriasis

Phase II/III - Study Protocol

- Double-blind, placebo-controlled study to test efficacy of CF101 in 300 patients with moderate-to-severe plaque psoriasis
- 3 arms: 1 mg, 2 mg and of CF101 and placebo
  - All patients receiving placebo were switched to either
    1 mg or 2 mg CF101 after 12 weeks
- Study duration 24 weeks
- Interim analysis after 1oo patients


Study Scheme
1 mg
R
2 mg
Placebo
1 mg
2 mg
1 mg
2 mg
0
12
24

Primary End Point

- PASI 75 after 12 weeks
- Safety parameters

Psoriasis - Interim Analysis Data

PGA


CF101 1 mg
CF101 2 mg
Placebo
Placebo/1 mg
Placebo/2 mg
2 mg vs 1 mg
P=0.0153
Percent of PGA Response
0
10
20
30
40
50
60
0
4
8
12
16
20
24
Treatment week

PASI 75


CF101 1 mg
CF101 2 mg
Placebo
Placebo/1 mg
Placebo/2 mg
Percent of PGA Response
0
10
20
30
40
50
60
0
4
8
12
16
20
24
Treatment week

Psoriasis Phase II/III – Segment 2

- Based on the interim analysis data patients were randomized into the 2 mg and the placebo groups
- The study period has been extended to 32 weeks
- >200 patients have been enrolled and data released

Psoriasis – Data from Phase II/III Study

- The study did not achieve the primary endpoint of significant improvement in PASI 75 at 12 weeks.
- Excellent safety profile in all tested dosages
- **Weeks 12 to 32 Positive Data Findings:**
  - **PASI 75** - 35.3% by 32 weeks of treatment; linear response
  - **PASI mean percent improvement** - 57% ($p<0.001$); linear from 16 to 32 weeks.
  - **PASI 90 and PASI 100** – 24.7% and 10.6%, respectively by 32 weeks of treatment; linear increase.
  - **Historical placebo responses** - very rare at PASI 90 and PASI 100.
  - **Systemic treatment-naive patients** - efficacy appears particularly high with PASI 90 scores achieved in 26.9% of patients previously untreated with systemic therapy vs. patients previously treated with systemic therapy ($p<0.026$).

PASI Scores – Linear Improvement Over 32 Weeks



PASI Scores through 32 Weeks of CF101 Treatment
PASI 50
PASI 75
PASI 90
PASI 100
* P<0.05 from W16
63.5
35.3
24.7
10.6
70%
60%
50%
40%
30%
20%
10%
0%
PASI (% of patients)
0
4
8
12
16
20
24
28
32
Treatment Week

CAN-FITE BioPharma Ltd.

PASI 90 Response in Treatment-Naïve Patients

Statistically Significant PASI 90 Response



No prior systemic therapy
Prior systemic therapy
26.9%
P=0.026
13.7%
30%
25%
20%
15%
10%
5%
0%
PASI 90 (% of patients)
16
20
24
28
32
Treatment Week (Open Label Period)

CAN-FITE BioPharma Ltd.

CF101 Compares Favorably To Celgene's Otezla

	PASI Improvement from Baseline	PASI 90	PASI 100
CF101, Can-Fite	57.1% at week 32 no plateau at week 32	24.7% at week 32 no plateau at week 32	10.6% at week 32 no plateau at week 32
Otezla*, Celgene	~57% at week 24 start to plateau at week 20	11.4% at week 16 16.7% at week 24	Not analyzed as there were too few participants at week 16
Placebo (historical)	Unknown	0.0%	0.0%

* Source: clinicaltrials.gov

CF101 Safety Data – Comparable to Placebo

	CF101 2 mg BID	Placebo BID
Vital Signs	No significant change	No significant change
ECG	No significant change	No significant change
Clinical Laboratory	No significant change	No significant change
Any Adverse Event (AE)	25.5%	19.6%
Infection AE	6.9%	8.8%
"Related" AE	6.9%	4.1%
Moderate-Severe AE	7.6%	5.4%
Withdrawal due to AE	0.0%	0.7%

CF101 Continues to Show an Excellent Safety Profile

CF102 – Anti-Cancer

Properties

- Highly Selective A3AR Agonist
- Nucleoside derivative
- Molecular weight - 544.73
- Water insoluble
- Orally bioavailable
- Half life time in blood – 12 hours



I
NH
N
Cl
CH3NHCO
O
H
OH

Anti-Cancer Effect

Proof of concept in pre-clinical pharmacology studies:

- Hepatocellular Carcinoma
- Colon Carcinoma
- Prostate Cancer
- Melanoma

Mechanism of Action



CF102
PI3K
PKB/Akt
Wnt
NF-kB
GSK-3β
IKK
β-catenin
Lef/Tcf
PARP
TNF
Apoptosis
A3 Adenosine Receptor (A3AR)

Liver Cancer – Phase II Global Study Ongoing

Phase II - Ongoing

Patient enrolment for a global Phase II study has been initiated and designed as follows:

- Second-Line Treatment
- Advanced Hepatocellular Carcinoma; Child-Pugh B
- 78 patients;
- US, Europe and Israel


APPROVED
Orphan Drug Designation

Phase I/II Positive Results

- Very favorable safety profile and lack of hepatotoxicity
- Prolongation of survival time
- Regression of skin tumor metastases
- Stable disease (22%)
- Proof of concept for A3AR utilization as a biomarker
- U.S. FDA Orphan Drug Approval (Feb 2012)


Median Overall Survival (months)
0
2
4
6
8
10
8.2
7.2
9.5
All
Sorafenib failure
Child_Pugh B

Stemmer et al. The Oncologist, 2012

CF602 – Sexual Dysfunction

Chemical Structure


Cl
HN
Cl
N
N
N
H

1*H*-Imidazo[4,5-c]quinolin-4-amine Derivatives

Properties

- A_3AR allosteric modulator
- Molecular weight – 411.34
- Water insoluble
- Orally bioavailable
- Belong to the family of imidazoquinoline derivatives

Current status

- Manufacturing of CF602 to be used in pre-clinical studies has been completed
- Pre-Clinical studies – ongoing

Cohen et al. Mediators of Inflammation. 2015

CF602 – Improvement of Erectile Dysfunction

Diabetic Rat Model

Intra-cavernous pressure (ICP)/mean arterial pressure (MAP) ratios


Control 24h
CF 602 24h
Control 5d
CF 602 5d
ICP/MAP ratios
0.3
0.2
0.1
0.0
*
**

CF602 – Mechanism of Action

CF602 acts as a vaso-relaxant
to promote smooth muscle relaxation and penile erection


Placebo
CF602

Histological evaluation using a Masson Trichrome stain for smooth muscle detection in Corpus Cavernous blood vessels in an erectile dysfunction model in diabetic rats

Spotlight on 12 Month Milestones

Milestone	When	Estimated Market Size*
Entry into an Acquisition Agreement with a Medical Device Company by Can-Fite Subsidiary OphthaliX	Q2/2015	N/A
Submission of Phase III Rheumatoid Arthritis Clinical Study Protocol to IRB	Q4/2015	$38B in 2017
Completion of Psoriasis Clinical Study Protocol	H2/2015	$8.9B in 2018
Completion of Working Plan for Phase I Sexual Dysfunction Trial	Q1/2016	$2.6B in 2018
Completion of Patient Enrollment for Phase II Liver Cancer Trial	H1/2016	$2B in 2015
Data Release - Phase II Glaucoma Trial from OphthaliX	H1/2016	$3B in 2010

Sources: Visiongain, GlobalData, Global Industry Analysts